[redacted]

BB 3/10

S 08028841 COMMISSION
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SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines, Iowa 50392-0200
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill R. Brown 916-941-4657
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

0801-0904367

Oath or Affirmation

I, Jill R. Brown, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jill Brown
Chief Financial Officer

Tammy Hollander
Notary Public

NOTARIAL SEAL IOWA
TAMMY HOLLANDER
COMMISSION NO. 719831
MY COMMISSION EXPIRES
12/4/2008

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(X) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2007 and 2006
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

0801-0904367

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying balance sheets of Princor Financial Services Corporation (an indirect, wholly owned subsidiary of Principal Financial Group, Inc.) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2008

Princor Financial Services Corporation

Balance Sheets

	December 31 2007	December 31 2006
Assets		
Cash and cash equivalents	**$ 18,998,546**	$ 19,710,722
Long-term investments, at market value (amortized cost: 2007 – $8,942,374; 2006 – $9,037,263)	**8,521,441**	8,762,124
Accrued interest	**–**	17,474
Due from:		
Mutual funds	**2,586,447**	746,975
Others	**3,263,575**	1,206,892
Deferred commission expense	**5,018,805**	10,118,771
Prepaid expenses	**365,122**	245,612
Net deferred income taxes	**3,197,226**	2,912,892
Income taxes recoverable	**180,764**	–
Total assets	**$ 42,131,926**	$ 43,721,462
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 568,661**	$ 609,027
Accounts payable	**563,068**	465,179
Income taxes payable	**–**	499,486
Due to:		
Principal Life Insurance Company	**4,353,564**	2,749,019
Other affiliates	**724,071**	118,856
Total liabilities	**6,209,364**	4,441,567
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group	**400,000**	400,000
Additional paid-in capital	**10,908,976**	16,965,853
Retained earnings	**24,613,586**	21,914,042
Total stockholder's equity	**35,922,562**	39,279,895
Total liabilities and stockholder's equity	**$ 42,131,926**	$ 43,721,462

See accompanying notes.

Princor Financial Services Corporation

Statements of Income

	Year Ended December 31	
	2007	2006
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 10,864,835**	$ 9,338,874
Other mutual funds	**13,870,589**	11,554,812
General securities	**37,300,311**	30,046,092
Variable annuities and flexible variable life policies	**7,266,143**	5,103,218
Contingent deferred sales charges	**1,740,833**	2,181,857
Distribution and shareholder servicing fees	**28,080,088**	28,241,652
Retirement plan revenue	**185,376,830**	187,325,043
Total brokerage revenues	**284,499,629**	273,791,548
Less commission - related expenses:		
Commission to advisors	**29,513,841**	16,000,884
Commission to brokers	**16,673,972**	19,734,261
Commission to other broker-dealers	**518,977**	1,388,110
Amortization of deferred commissions	**6,812,062**	8,063,387
Distribution fees	**6,042,852**	6,119,252
Field personnel allocated expenses	**6,952,140**	4,942,711
Other distribution expenses	**6,553,316**	6,068,926
Retirement plan expenses	**185,351,527**	187,301,081
Total commission - related expenses	**258,418,687**	249,618,612
Net brokerage revenues	**26,080,942**	24,172,936
Other revenues (losses):		
Interest	**1,100,376**	863,519
Amortization of premiums on long-term investments	**(98)**	(2,329)
Net investment losses	**(145,793)**	(47,006)
Total other revenues	**954,485**	814,184

Princor Financial Services Corporation

Statements of Income (continued)

	Year Ended December 31	
	2007	**2006**
Operating expenses:		
Salaries and benefits	**$ 12,702,645**	$ 12,807,499
General and administrative expenses	**9,938,730**	7,544,346
Total operating expenses	**22,641,375**	20,351,845
Income from continuing operations before income taxes	**4,394,052**	4,635,275
Provision for federal and state income taxes	**1,683,678**	1,839,514
Income from continuing operations	**2,710,374**	2,795,761
Gain from discontinued operations (2007 – $-0-; 2006 – $32,008,398; less applicable income taxes of: 2007 – $-0-; 2006 – $12,447,196)	**–**	19,561,202
Net income	**$ 2,710,374**	$ 22,356,963

See accompanying notes.

Princor Financial Services Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 400,000	$ 16,437,464	$ 24,288,469	$ 41,125,933
Net income	–	–	22,356,963	22,356,963
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	978,389	(5,908)	972,481
Dividends paid to Parent	–	–	(16,000,000)	(16,000,000)
Dividends and return of capital of PMC to Parent	–	(450,000)	(8,725,482)	(9,175,482)
Balance at December 31, 2007	400,000	16,965,853	21,914,042	39,279,895
Net income	–	–	**2,710,374**	**2,710,374**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**747,030**	**(10,830)**	**736,200**
Return of prepaid	–	–	–	–
commission to Parent	–	**(6,803,907)**	–	**(6,803,907)**
Balance at December 31, 2007	**$ 400,000**	**$ 10,908,976**	**$ 24,613,586**	**$ 35,922,562**

See accompanying notes.

Princor Financial Services Corporation

Statements of Cash Flows

	Year Ended December 31 2007	2006
Operating activities		
Net income	$ **2,710,374**	$ 22,356,963
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Gain from discontinued operations, net of related income taxes	–	(19,561,202)
Deferral of commission expense	**(7,970,068)**	(7,775,140)
Amortization of deferred commission expense	**6,812,062**	8,063,387
Amortization of premiums and discounts on long-term investments	**98**	2,329
Reinvested dividends from long-term mutual funds	**(405,208)**	(369,960)
Net investment losses	**145,793**	47,006
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	**747,030**	978,389
Deferred income taxes	**(830,270)**	(758,396)
Changes in operating assets and liabilities:		
Due from others and prepaid expenses	**(2,176,193)**	(225,811)
Due to/from Principal Life Insurance Company	**1,604,545**	(1,572,911)
Due to/from mutual funds and other affiliates	**(1,234,257)**	115,971
Commissions payable, accounts payable, accrued interest, income taxes payable, and income taxes recoverable	**(605,252)**	(3,705,568)
Equity distribution in the form of common stock to employees	**(10,830)**	(5,908)
Net cash provided by (used in) operating activities	**(1,212,176)**	(2,410,851)
Investing activities		
Proceeds from maturity of bond	**500,000**	–
Net cash provided by investing activities	**500,000**	–
Financing activities		
Dividends paid to Parent	–	(16,000,000)
Net cash used in financing activities	–	(16,000,000)
Discontinued operations		
Net cash provided by operating activities	–	3,521,525
Net cash provided by discontinued operations	–	3,521,525
Net decrease in cash and cash equivalents	**(712,176)**	(14,889,326)
Cash and cash equivalents beginning of year	**19,710,722**	34,600,048
Cash and cash equivalents end of year	$ **18,998,546**	$ 19,710,722
Cash and cash equivalents of discontinued operations included above:		
At beginning of year	$ –	$ 15,517,000
At end of year	$ –	$ –
Noncash financing activity		
Dividend and return of capital of equity investment in Principal Management Corporation to Parent	$ –	$ 9,175,482
Return of prepaid commisions to Parent	$ **(6,803,907)**	$ –
Supplemental disclosure of cash flow information		
Net cash paid during the year for income taxes	$ **3,067,894**	$ 1,912,286

See accompanying notes.

1. Significant Accounting Policies

Organization and Basis of Presentation

Princor Financial Services Corporation (the Company) engages primarily in the sale of shares of mutual funds, including open-end investment companies (Principal Mutual Funds) organized by Principal Life Insurance Company (Principal Life), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by Principal Life. Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis. Prior to November 1, 2006, a wholly owned subsidiary of the Company, Principal Management Corporation (PMC), which serves as manager and investment advisor for the mutual funds whose shares are sold by the Company, was consolidated by the Company in its financial statements.

On November 1, 2006, the Company contributed its interest in PMC to Principal Financial Services, Inc. (PFSI) in the form of a dividend in the amount of $9,175,482. PMC's gain from operation net of tax for the period from January 1, 2006 to October 31, 2006, have been reported in the financial statements as discontinued operations.

The Company is a wholly owned subsidiary of PFSI, who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc., a Delaware business corporation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company's long-term investments consist of corporate bonds and investments in various Principal Mutual Funds, which are reported at market value. Market values of the corporate bonds are determined using the last reported bid price. Market values of the mutual funds are determined by reference to published net asset values per share. The resulting change in the difference between cost and market value is included in net income.

1. Significant Accounting Policies (continued)

The net unrealized appreciation or depreciation of long-term investments consisted of gross unrealized gains of $-0- and gross unrealized losses of $420,933 at December 31, 2007, and gross unrealized gains of $117 and gross unrealized losses of $275,256 at December 31, 2006. Realized gains and losses on sales of investments are determined on the basis of specific identification of securities sold.

Deferred Sales Costs

The Company defers commissions on the sale of Class J Shares. The Company defers these expenditures and amortizes these deferrals over 18 months, the period of time the shares are subject to CDSC fees, using the straight-line method.

Total amortization of deferred commissions was $6,812,062 and $8,063,387 during the years ended December 31, 2007 and 2006, respectively. The Company periodically evaluates whether events or circumstances have occurred that may affect the recoverability of the remaining deferred commission expense asset.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased (including all of its short-term investments) to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

1. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard, which provides guidance for using fair value to measure assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. SFAS 157 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, on February 6, 2008, the FASB approved the issuance of a FASB Staff Position to (1) defer the effective date of the standard for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosured at fair value on a nonrecurring basis and (2) amend the standard to exclude SFAS No. 13, *Accounting for Leases*, and its related interpretive guidance. We do not anticipate that SFAS 157 will have a material impact on our financial statements.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. FIN 48, which is an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires the affirmative evaluation that is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2007, and the cumulative effect of applying this interpretation shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 is not expected to have a material impact on the Company's financial statements.

1. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R), which requires that all share-based payments to employees be recognized at fair value in the financial statements. SFAS No. 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123,* and amends SFAS No. 95, *Statement of Cash Flows.* On April 14, 2005, the Securities and Exchange Commission (SEC) approved a new rule delaying the effective date of SFAS No. 123R to annual periods that begin after June 15, 2005. Accordingly, the Company has adopted SFAS No. 123R effective January 1, 2006, using the modified-prospective method.

2. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by Principal Financial Group, Inc. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

Income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes due primarily to prior year true-ups between expected tax expense and actual tax expense, nondeductible meals and entertainment, and state income taxes.

2. Income Taxes (continued)

Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

	December 31	
	2007	**2006**
Deferred income tax liabilities:		
Other items	**$ 98,857**	$ 101,478
Total deferred income tax liabilities	**98,857**	101,478
Deferred income tax assets:		
Deferred commission expense	**(33,253)**	(545,937)
Benefit and medical plan contributions not currently deductible for tax	**(1,420,752)**	(1,193,821)
Unrealized loss on long-term investments	**(132,814)**	(90,091)
Vacation accrual	**(282,281)**	(273,152)
Bonus accrual	**(68,152)**	(112,322)
Stock options	**(1,340,585)**	(799,047)
Other items	**(18,246)**	(–)
Total deferred income tax assets	**(3,296,083)**	(3,014,370)
Net deferred income tax assets	**$(3,197,226)**	$(2,912,892)

Significant components of the provision for income taxes are as follows:

	Year Ended December 31	
	2007	**2006**
Current:		
Federal	**$ 2,021,554**	$ 2,230,519
State	**492,394**	367,388
Total current	**2,513,948**	2,597,907
Deferred:		
Federal	**(534,652)**	(641,418)
State	**(295,618)**	(116,975)
Total deferred	**(830,270)**	(758,393)
	$ 1,683,678	$ 1,839,514

3. Net Capital Requirements

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (the clearing broker-dealer). The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had defined net capital of $22,611,558, which was $22,197,600 in excess of its required net capital of $413,958. The Company's defined net capital ratio was 0.27 to 1.

The Company has a special bank account, with a balance of $81,681 and $140,012 at December 31, 2007 and 2006, respectively, as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers."

The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

4. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from Principal Life and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life.

- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

4. Related-Party Transactions (continued)

During 2007 and 2006, the Company had agreements with certain Principal Mutual Funds, whereby the funds reimburse the Company for expenses incurred in distributing and promoting the sale of shares of the funds. These distribution and shareholder servicing fees are based on a plan approved annually by the funds' Boards of Directors. In addition, services of employees and other operating costs, including commissions that have been deferred are initially paid by Principal Life and charged directly to the Company and subsidiaries. For the years ended December 31, 2007 and 2006, these amounts aggregated $32,999,972 and $28,720,837, respectively.

Prior to January 1, 2006, Principal Financial Group, Inc. used the fair value method of accounting for stock-based compensation as defined by SFAS No. 123, *Accounting for Stock-Based Compensation*. Effective January 1, 2006, Principal Financial Group adopted SFAS No. 123R. Principal Financial Group, Inc. has allocated the expenses associated with SFAS No. 123 and SFAS No. 123R to each of its subsidiaries, with the allocation aggregating $747,030 and $978,389 to the Company for the years ended December 31, 2007 and 2006, respectively. As Principal Financial Group, Inc. has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

In January 2007, the Company returned capital in the amount of $6,803,907 to PFSI which consisted of $6,257,971 of prepaid commissions on A and B shares offset by the corresponding deferred tax asset of $545,936.

5. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

Supplemental Information

Princor Financial Services Corporation

Computation of Net Capital – Pursuant to Rule 15(c)3-1

December 31, 2007

Computation of net capital		
Total stockholder's equity		$ 35,922,562
Subordinated note payable		–
Total regulatory capital		$ 35,922,562
Deductions and/or charges:		
Nonallowable assets:		
Memberships in exchanges		
Receivables from affiliates	6,596,350	
Other assets	5,731,868	
Other deductions	3,629	
Total deductions and/or charges		23,590,715
Net capital before haircuts on securities positions		
Haircuts on securities positions		979,157
Net capital		$ 22,611,558
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 413,958
Aggregate indebtedness		$ 6,209,364
Excess net capital		$ 22,197,600

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2007

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 part IIA filing submitted to the Financial Industry Regulatory Authority.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Princor Financial Services Corporation

In planning and performing our audit of the financial statements of Princor Financial Services Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2008

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